Exhibit 19.1

CNO Financial Group, Inc.
INSIDER SECURITIES TRADING POLICY

    This Insider Securities Trading Policy (this “Policy”) has been adopted by the Board of Directors of CNO Financial Group, Inc., a Delaware corporation (the “Company”). In adopting this Policy, the Board is mindful that the Company has responsibilities to several constituencies and has various objectives and that the manner in which the Company’s senior personnel trade in the Company’s securities can affect those responsibilities and objectives. Consequently, while all Company personnel are required to comply with applicable law, this Policy is broader than mere compliance with applicable securities laws and may prohibit conduct that is permitted by applicable law. Compliance with this Policy is required of all “senior personnel” of the Company. The term “senior personnel” means all:
A.Directors and executive officers of the Company;
B.Directors and officers of the subsidiaries of the Company whom the Company may designate;
C.Non-executive officers and other key employees whom the Company may designate; and
D.Members of the immediate family and household of the foregoing.

    This Policy should not be interpreted to modify any agreements the Company and the senior personnel may have entered into regarding the disclosure of confidential information.

1.Prohibition Against Trading and Tipping While Aware of Material Nonpublic Information.

    It is a violation of Company policy and may be a violation of law for any person to buy or sell securities of the Company if he or she is aware of material nonpublic information concerning the Company. It also violates Company policy for any person in possession of material nonpublic information to recommend that another person buy or sell the Company’s securities. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making a decision whether to buy, sell or hold the securities.

    Although it is not possible to list all types of information that might be deemed material under particular circumstances, information concerning the following subjects is often found material: (i) financial results; (ii) investment performance; (iii) internal forecasts or budgets; (iv) significant acquisitions or dispositions (including mergers, tender offers, asset purchase or sale transactions and reinsurance transactions); (v) major product changes or introductions; (vi) special dividends or changes in regular dividends; (vii) changes in debt ratings; (viii) significant write-downs of assets or additions to reserves for bad debts or contingent liabilities; (ix) liquidity problems; (x) extraordinary management developments; (xi) changes in financial strength ratings; (xii) significant financing transactions; (xiii) major price or marketing changes; (xiv) significant cyber breaches; (xv) labor negotiations; and (xvi) significant litigation or investigations by governmental bodies. Information about a company generally is not material if its public dissemination would not have any impact on the price of the company’s publicly traded securities. It should be noted that either positive or adverse information may be material.

    It should also be noted that materiality may depend on the type of securities involved in the analysis. Materiality can frequently be uncertain and, since your actions will be judged with hindsight, caution should be exercised. If you have any questions in this area, you should contact the Company’s General Counsel or Corporate Secretary.

    Information is nonpublic if it has not been disclosed to the public and, even after disclosure has been made, until a reasonable time has passed after it has been disclosed by means likely to result in widespread public awareness (e.g., SEC filings, press releases or publicly accessible conference calls). It also violates Company policy for any senior personnel to use any nonpublic information about the Company for personal benefit.

    These prohibitions against trading while in possession of material nonpublic information (or using such information for personal benefit) similarly apply to material nonpublic information about any other company that has been obtained in the course of a person’s work for the Company. It is a violation of Company policy and may be a violation of law for any person to buy or sell securities of any company if he or she is aware of material nonpublic information concerning that company obtained in the course of the person’s work for the Company.

2.Restrictions on Selective Disclosure of Material Nonpublic Information.

    It is a violation of Company policy to disclose in any manner any material nonpublic information to any person except as follows: (i) disclosure to a person who has signed an appropriate agreement to hold such information in confidence; (ii) disclosure to other senior personnel of the Company; (iii) disclosure to personnel who need the information to carry out their services to the Company and who agree to hold the information in confidence; (iv) disclosure to the Company’s lawyers, accountants or advisors if the information disclosed is related to a matter on which they are involved; or (v) as approved by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel of the Company.

    All communications with investors, investor representatives, securities analysts, securities professionals and the media shall be made solely by the Company’s Chair, Chief Executive Officer, Chief Financial Officer, Vice President, Investor Relations, Chief Marketing Officer (media only), Vice President, Communications (media only), and Director, Communications (media only), or a person specifically designated by one of them. All requests for information about the Company from stockholders, the financial press, investment analysts and others in the media or financial communities, whether or not involving confidential or nonpublic information, should be directed to Investor Relations or, with respect to the financial press or others in the media, to the Director, Communications.

    If any senior personnel should inadvertently selectively disclose any material nonpublic information to any person not covered by the exceptions above, Company policy requires that such inadvertent disclosure be reported as soon as possible to the Chief Executive Officer, the Chief Financial Officer or the General Counsel of the Company. Such inadvertent disclosure may arise because of a mistaken belief about the materiality or nonpublic nature of the disclosed information, the identity of the recipient of such disclosure, the applicability of a confidentiality agreement or numerous other reasons. Applicable law (Regulation FD, in particular) generally requires the Company publicly to disclose promptly the information that has been inadvertently disclosed.

3.Blackout Periods and Pre-Clearance Procedures.

    It is not permissible for any senior personnel to engage in any transaction in the Company’s securities (including gifts, donations, and the cashless exercise of any stock option, to the extent permitted, but excluding the cash payment of the exercise price of a stock option) without first obtaining written pre-clearance of the transaction from the General Counsel or the Corporate Secretary. Before pre-clearing a transaction, the General Counsel or the Corporate Secretary shall consult with the Chief Executive Officer or the Chief Financial Officer; provided, however, that if the Chief Executive Officer or Chief Financial Officer is seeking to pre-clear a transaction, the General Counsel or the Corporate Secretary shall consult with the non-trading executive officer or the Chair of the Board. Normally, the General Counsel or the Corporate Secretary will clear, to the extent consistent with Company policy, any transaction that complies with this Policy and applicable securities law and occurs outside of a period where all such transactions are expressly prohibited (a “Blackout Period”). However, the General Counsel or the Corporate Secretary are under no obligation to approve, and may determine not to permit, any transaction submitted for pre-clearance, even if the transaction falls outside of a “Blackout Period.” If pre-clearance is denied, such denial must be kept confidential by the person requesting pre-clearance. Unless otherwise provided, pre-clearance of a transaction is valid for two business days. If the transaction is not executed within that time, the person requesting pre-clearance must request pre-clearance again.

    Senior personnel should also be prepared to comply with SEC Rule 144 and file an appropriate Form 144, if necessary, at the time of any sale.

    Quarterly Blackout Period. The most common form of “Blackout Period” shall mean the period beginning on the first day of a calendar quarter and ending one full business day following the earnings call for the Company’s quarterly or annual financial results for the immediately preceding fiscal quarter or year. The release of quarterly or annual financial results invariably has the potential to have a material effect on the market for the Company’s securities. As such, the quarterly Blackout Period is imposed to avoid even the appearance of insider trading.

    Event-Specific Blackout Period. From time to time, an event may occur that is material to the Company and is known by certain parties. So long as the event remains material and nonpublic, directors, officers, and such other persons as are designated by the General Counsel or the Corporate Secretary may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced. If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the General Counsel or the Corporate Secretary will inform the requester of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the General Counsel or the Corporate Secretary to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information. A person in possession of material nonpublic information about the Company may not engage in any transaction involving the Company’s securities either outside or inside the Blackout Period.

    The foregoing procedures do not apply to the purchase or sale of securities in a “blind” trust, mutual fund, “wrap” account or similar arrangement, provided that there are no discussions with the trustee, money manager or other investment advisor who has discretion over the funds. Senior personnel should consider asking their advisors to refrain from trading in Company securities to prevent any future misunderstanding or embarrassment. Notwithstanding the foregoing restrictions, senior personnel and other employees may transfer Company securities to the Company during a Blackout Period in order to satisfy tax withholding obligations such as upon the vesting of restricted stock or performance shares (such exception does not apply in discretionary circumstances such as the exercise of a stock option).

    Employee Benefit Plan Blackout Periods. Section 306 of the Sarbanes-Oxley Act of 2002 and Regulation BTR prohibit executive officers and directors of a public company from directly or indirectly acquiring or disposing of any equity securities of a public company received in connection with such person’s service or employment as a director or executive officer during an individual account plan “blackout period.” “Individual account plans” include 401(k) plans, profit sharing plans, stock bonus plans and money purchase pension plans. An individual account plan “blackout period” exists whenever the Company or any plan fiduciary temporarily suspends for more than three consecutive business days the ability of 50% or more of the plan participants or beneficiaries under all individual account plans maintained by the Company to acquire or dispose of any of the Company’s equity securities held in the plans. This Policy extends this prohibition to all senior personnel.

4.Prearranged Trading Plans.

    Rule 10b5-1(c) under the Securities Exchange Act of 1934 provides an affirmative defense to a claim of insider trading by providing that a person will not be viewed as having traded on the basis of material nonpublic information if that person can demonstrate that the transaction was effected pursuant to a written plan (or contract or instruction) that was established before the person became aware of that information. Prearranged trading plans permit an insider to trade during Company Blackout Periods or at a time when the insider is otherwise in possession of material nonpublic information.

    Directors and executive officers of the Company are strongly encouraged, but not required, to effect trades under prearranged trading plans. As a matter of Company policy, senior personnel may not implement a prearranged trading plan under Rule 10b5-1 at any time without prior clearance. Before entering into a trading plan, senior personnel must contact the General Counsel or the Corporate Secretary to inquire if a Blackout Period is in effect and to obtain pre-clearance of the contemplated plan. Trading plans must comply with the Rule 10b5-1 Plan Policies and Procedures attached as Exhibit A hereto.

    Senior personnel may only enter into a trading plan when they are not in possession of material nonpublic information. In addition, senior personnel may not enter into a trading plan during a Blackout Period or an employee benefit plan blackout period (or at any time that the senior personnel was aware of an impending employee benefit plan blackout period). Once a trading plan is pre-

cleared, transactions made pursuant to the plan will not require additional pre-clearance, as long as the plan specifies the dates, prices and amounts of the contemplated transactions or establishes a formula for determining dates, prices and amounts.

    Any trading plan must include the applicable “cooling-off” period between the date of entry into the trading plan and the first possible transactions thereunder. For directors and officers, a trading plan may not commence purchases or sales until the later of (i) the 91st day after the adoption or amendment of the trading plan or (ii) the third business day following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the trading plan was adopted (but in any event, the required cooling-off period is not to exceed 120 days after adoption or amendment of the trading plan). For persons other than directors and officers, the cooling-off period is 30 days after the adoption or amendment of the trading plan.

    Subject to the exceptions enumerated in Rule 10b5-1, individuals may not have more than one operative trading plan at a time. Further, only one trading plan designed to effect the open-market purchase or sale of the total amount of securities in a single transaction is permitted in any 12-month period, except with respect to a trading plan that only authorizes qualified sell-to-cover transactions.

    Material terms of trading plans that are adopted, amended or terminated by directors and executive officers will be disclosed quarterly via Forms 10-Q and 10-K. The following plan information will be included in the disclosure(s): name and title of the individual; date plan was adopted, amended or terminated; plan duration; and total amount of securities to be traded under the plan.

    The General Counsel must approve any amendments to a trading plan or the termination of a trading plan. Modifications to trading plans that would be deemed to be a termination of such a plan and adoption of a new plan will trigger a new cooling-off period.

    Each person who adopts a trading plan must include a representation in the trading plan certifying that at the time of the adoption of a new or modified Rule 10b5-1 trading plan: (a) he or she is not aware of any material nonpublic information about the Company; and (b) he or she is adopting the Rule 10b5-1 trading plan in good faith and not as a plan or scheme to evade the prohibitions of Rule 10b-5.

5.Beneficial Ownership Forms Required by the SEC.

    Section 16 of the Securities Exchange Act of 1934 and the SEC’s rules thereunder require all of the executive officers, directors and greater than 10% stockholders of the Company to report their initial beneficial ownership of equity securities of the Company and any subsequent changes in that ownership.

    A Form 3 must be filed within 10 days of becoming an executive officer or director of the Company. This report discloses the reporting person’s beneficial interest in Company securities and must be filed even if such person does not own any Company securities.

    A Form 4 must be filed to report acquisitions and dispositions of Company securities, including: (i) any grant, exercise or conversion of Company restricted stock or derivative securities (e.g., stock options); (ii) bona fide gifts and donations; (iii) certain transfers to or from indirect forms of ownership, such as transfers to trusts; (iv) any intra-plan transfers involving Company securities held under pension or retirement plans; and (v) any shares acquired pursuant to dividend reinvestment. Forms 4 and 5 include a checkbox to indicate if a transaction was made pursuant to a 10b5-1 trading plan. If applicable, the date of plan adoption must also be provided. A Form 4 must generally be filed within two business days of the date of execution of the transaction (not the settlement date or subsequent closing or delivery date). The SEC rules provide for a limited exception to the two-business day filing requirement in the case of prearranged trading programs and any intra-plan transfers involving Company securities held under the Company’s pension or retirement plans, in each case for which the officer or director does not select the date of execution. In those cases, a Form 4 must be filed with the SEC within two business days following the date on which the officer or director is notified of the transaction. However, if the officer or director does not receive notification by the third business day following the actual trade date, then the third business day is deemed to be the date of execution. Consequently, it is important that officers and directors ensure that their brokers and the plan administrator notify them promptly of any transaction. A Form 4 must also be filed after a person ceases to be an officer or director of the Company if there is a non-exempt, “opposite-way” transaction within six months of such person’s last transaction while an officer or director (e.g., an open market sale within six months of a purchase).

    A Form 5 must be filed within 45 days after the Company’s fiscal year-end by every person who was an executive officer or director at any time during the fiscal year to report: (a) certain small acquisitions of Company securities; (b) certain miscellaneous transactions; (c) certain transfers to or from indirect forms of ownership, such as transfers to trusts; and (d) any transaction during the last fiscal year that was required to be reported on a Form 3 or Form 4 but was not reported. The regulations provide that, at the discretion of the officer or director involved, transactions normally reported at fiscal year-end on Form 5 may be reported earlier on Form 4. If there are no reportable transactions, or if all reportable transactions have already been reported on a Form 3 or Form 4, a Form 5 is not required. The Company encourages the use of the Form 4 early reporting option to help prevent transactions from going unreported at fiscal year-end and to help eliminate the need to file a Form 5.

    Section 16 reports must be filed electronically with the SEC via EDGAR and promptly posted to the Company’s website. The Company has established a program to assist executive officers and directors in preparing and filing these forms, though the ultimate responsibility for these forms shall be with the reporting persons.

    Note that the beneficial ownership reporting requirements do not apply to all senior personnel of the Company. These requirements, as well as the “short-swing” profit (i.e., profits from any purchase and sale, or any sale and purchase, of securities of the Company within a period of up to six months) disgorgement provisions, apply only to executive officers and directors of the Company. The term “officer” is specifically defined for Section 16 purposes and includes the principal officers of the Company and may include officers of subsidiaries. Senior personnel with questions about their status for Section 16 reporting purposes should consult with the General Counsel or the Corporate Secretary.

6.Prohibition Against Short Selling.

    It violates Company policy for any senior personnel of the Company to sell any equity security of the Company if such person either (i) does not own the security sold or (ii) does not deliver the security against such sale within twenty days thereafter or does not within five days after such sale deposit the security in the mails or other usual channels of transportation unless such sale is approved in writing by the Chief Executive Officer, Chief Financial Officer, the General Counsel or the Corporate Secretary.

7.Prohibitions Against Pledging, Hedging or Derivative Transactions.

    It violates Company policy for any senior personnel to, directly or indirectly, pledge any securities of the Company (i.e., creating any form of pledge, security interest, deposit, or lien, or holding of securities in a margin account, or any other arrangement that entitles a third party to foreclose against or sell the securities).

    In addition, it violates Company policy for any senior personnel to engage, directly or indirectly, in any transactions with respect to Company securities that (i) might be considered speculative, (ii) are designed to hedge or offset any decrease in the market value of the Company’s securities or (iii) involve any derivative securities related to the Company’s securities. Examples of such transactions include, among others, selling securities short, buying or selling options (including exchange-traded options), puts or calls, and entering into prepaid variable forward contracts, equity swaps, collars or exchange funds. A “derivative security” includes any option, warrant, convertible security, stock appreciation right or similar security with an exercise or conversion price or other value related to the value of any securities of the Company.

    This prohibition does not, however, apply to any exercise of Company stock options pursuant to the Company’s Amended and Restated Long-Term Incentive Plan or any other benefit plans that may be adopted by the Company from time to time, any sale of Company stock in connection with any cashless exercise (if otherwise permitted), or payment of withholding tax upon the exercise, of any such stock option.

8.Annual Certification.

    All senior personnel of the Company are required to certify annually that such person has complied with this Policy.

9.Company Transactions.

    From time to time, the Company may engage in transactions in its own securities. The Company’s practices with respect to share issuances and repurchases are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. The practices are also designed to be consistent with the procedures for senior personnel of the Company described above, including, subject to certain exceptions, not transacting during Blackout Periods or while the Company is in possession of material nonpublic information. Such exceptions include: (i) transactions in which appropriate information has been provided or made available to the counterparties, as confirmed by the General Counsel; (ii) redemptions of debt securities; and (iii) transactions conducted pursuant to a duly adopted Rule 10b5-1 trading plan.

    Transactions pursuant to equity-based compensation arrangements, as well as the Company’s employee stock purchase plan, are conducted in accordance with the terms of the plans and agreements.

10.Implementation.

    The Board of Directors may adopt such reasonable procedures as it deems necessary or desirable in order to implement this Policy.

* * * *

    If you have any doubt as to your responsibilities under these guidelines, please seek clarification and guidance from the General Counsel or the Corporate Secretary of the Company before you act. Do not try to resolve uncertainties on your own.

    The Company expects strict compliance with the foregoing policies by all persons subject to this Policy. Any failure to observe these guidelines may result in serious legal difficulties for you, as well as the Company. Furthermore, any failure to follow the letter and spirit of this Statement of Policy will be considered a matter of extreme seriousness and may serve as a basis for termination of employment or service.

Revised February 12, 2025

EXHIBIT A
Rule 10b5-1 Plan Policies and Procedures
To initiate a new plan:
•Contact, or have your financial advisor contact, the Corporate Secretary with your proposed trading grid.
•The Corporate Secretary will review the trading grid and submit to E*TRADE or other broker for processing.
•Once finalized and approvals are obtained in compliance with this policy, the Corporate Secretary will circulate for signature and submit to the broker for countersignature.

Topic	CNO Policy / Procedure
1.General Oversight
CNO Legal to review and approve each broker’s template plan.
CNO Legal to review trading schedule/selling parameters in connection with this policy, CNO’s Insider Trading Policy and CNO’s stock ownership guidelines.
Preclearance must be obtained by the General Counsel or the Corporate Secretary prior to signing a plan.
CNO Legal to inform CNO Accounting quarterly of any entry into a plan.

1.Types of Trading Plans
Section 16 officers are strongly encouraged to use E*TRADE and Goldman/Ayco. Directors will be allowed to select any broker.
Plans for purchases by CEO and CFO (or any other affiliated purchaser) need to be with the broker who has the company repurchase plan at the time of the insider’s purchase.
Only one plan can be in place at a time.

1.Restrictions to Consider Regarding the Plan
a.Timing of Plan Adoption/Waiting Period
Plans may only be entered into in an open trading window. Insider must confirm to CNO Legal that he or she is not in possession of material nonpublic information (“MNPI”).
Directors and Section 16 Officers. The first trade under the plan may not occur until the later of (1) the 91st day after plan adoption or amendment or (2) the third business day after the Form 10-Q or 10-K filing in the fiscal quarter the plan was adopted or amended (but not to exceed 120 days).
Other Insiders. The first trade under the plan may not occur until 30 days after adoption or amendment of the plan.

a.Minimum and Maximum Plan Length	Minimum six months and maximum 12 months. Requests to terminate or amend increase if term is longer.
a.Trades Outside of the Plan
Insiders are strongly encouraged to effect trades under plans. Trading without a plan requires approval from the CEO and General Counsel (or in the case of the CEO, from the CFO and General Counsel).
Insiders are strongly discouraged from opposite way transactions within 12 months (i.e., a purchase followed by a sale, or a sale followed by a purchase within 12 months, excluding grants).

a.Amendments to the Plan	Amendments are not permitted unless approved by the General Counsel. Must occur only during an open window and the insider must confirm to CNO Legal that he or she is not in possession of MNPI. Modifications to a plan that would be deemed to be a termination of such plan and adoption of a new plan will trigger a new cooling-off period to comply with Section 3(a).
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a.Termination of the Plan
Insiders may terminate once per year. Terminations must be approved by the General Counsel. Terminations are permitted only in an open window and the insider must confirm to CNO Legal that he or she is not in possession of MNPI.
A new plan may not be entered into for at least 30 days. In the event a new plan is entered into following the termination of a plan, the insider must also comply with the timing and trading restrictions of Section 3(a).

a.Suspension of the Plan	CNO can suspend plans at any time for any reason by action of the General Counsel.
a.Amount of Stock that Can be Sold	Following the sale, the insider must be in compliance with the stock ownership guidelines.
a.Frequency of Sales Permitted	Single-trade 10b5-1 plans are not permitted. Multiple transactions must be spread out over a reasonable period of time based on amount transacting.
1. Public Reporting of Plan
Material terms of 10b5-1 plans that are adopted, amended or terminated by Directors and Section 16 Officers will be disclosed quarterly via Forms 10-Q and 10-K. The following plan information will be included in the disclosure(s): (1) name and title of the individual; (2) date plan was adopted, amended or terminated; (3) plan duration; and (4) total amount of securities to be traded under the plan.
Forms 4 and 144 will indicate when a trade is pursuant to a plan and the date of plan adoption. Forms 4 and 5 will include a checkbox to indicate whether a transaction was made pursuant to a 10b5-1 plan and the date of plan adoption if so.

1.Insider Trading Policies and Procedures Exhibit	CNO’s Rule 10b5-1 Plan Policies and Procedures will be disclosed via exhibit to the Form 10-K filings beginning with the fiscal year ending December 31, 2024.
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1.Review of Plan	CNO has the right to audit insider trades and plan compliance. While CNO has an audit right, insiders are to be reminded that compliance with their plan document is each insider’s responsibility.
1.Review of Policy	Review policy annually.

Last Updated August 2024

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